                                                [DR. REDDY'S LOGO]

                                                Dr. Reddy's Laboratories Ltd.
                                                7-1-27 Ameerpet
                                                Hyderabad 500 016 India
                                                Tel: 91 40 373 1946
                                                Fax: 91 40 373 1955
                                                www.drreddys.com
                                                ----------------


February 10, 2006

Cecilia Byle, Chief
Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

         Re:      Dr. Reddy's Laboratories Limited
                  Form 20-F for fiscal year ended March 31, 2004
                  Letter from Securities and Exchange Commission dated September 30, 2005 File No. 1-15182

Dear Ms. Byle:

With reference to your letter dated September 30, 2005 requesting supplemental information in connection with Dr. Reddy's Laboratories Limited's contacts with countries that have been identified as state sponsors of terrorism, set forth below are our responses to your letter. For your convenience, your requests for supplemental information have been restated below in italics.

Form 20-F for fiscal year ended March 31, 2004
----------------------------------------------

General -
-------

We note that in your June 20, 2005 response to our December 28, 2004 comment letter, you state that you do not have any marketing operations for your Active Pharmaceutical Ingredients (API) segment in North Korea or Syria. Please clarify whether you have any type of contacts with either North Korea or Syria. You also responded that your "API segment markets a limited number of products in Iran." Please describe the products you market in Iran, including their uses. Clarify whether you have any contacts with Iran other than through your API segment, and advise us of the dollar total of revenue related to Iran for all company segments for 2004.

We also note that your 20-F for the fiscal year ended March 31, 2005 states at page 37 that certain of your Formulations have been certified by Sudan's Ministry of Health. Please identify all contacts you have with Sudan, the products you market in Sudan and their uses; and the dollar total of revenue related to Sudan for all company segments for 2004.

Cecilia Byle, Chief
Office of Global Security Risk
Securities and Exchange Commission
February 10, 2006
Page 2


Please discuss the materiality of your operations or contacts with Iran, Syria (if any), North Korea (if any), and/or Sudan, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism. We note also that Illinois and New Jersey have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan, and several other U.S. states recently have proposed similar legislation.

Response: We do not have any material operations in either North Korea or Syria, nor do we have any type of contacts with either North Korea or Syria.

Our Active Pharmaceutical Ingredients (API) segment markets a limited number of products in Iran. Our sales in Iran, which are conducted through independent agents, were as follows for the fiscal year ended March 31, 2004:




Product          Quantity (KG)   Sales ($US)  Therapeutic Category/Sub-category

Ibuprofen              25,000       $203,550  Pain management/Analgesic
Enrofloxacin            6,000        138,000  Anti-infective/Anti-bacterial (used for
                                                     veterinary purposes)
Ranitidine              7,000        129,500  Gastro-intestinal/Anti-ulcerant
HCI Form 2

TOTAL                               $471,050



Our Formulations segment markets a limited number of products in Sudan through independent distributors. Our sales in Sudan for the fiscal year ended March 31, 2005 were as follows:


                                                             Sales  Therapy
Product Name             Dosage Form        Strength      (in $US)  Category

Cardiopril 10 mg         Capsules           10mg           $10,000  Cardiovascular
Cardiopril 5 mg          Capsules           5mg              5,159  Cardiovascular
Ciprolet 500 mg          Tablets            500mg          269,610  Anti Infective
Enam 10 mg               Tablets            10mg            13,203  Cardiovascular
Enam 5 mg                Tablets            5mg              4,988  Cardiovascular
Lanzap Caps              Capsules           30mg            68,340  Gastro Intestinal
Reclide 80 mg            Tablets            80mg             5,964  Diabeto


Cecilia Byle, Chief
Office of Global Security Risk
Securities and Exchange Commission
February 10, 2006
Page 3

                                                              Sales  Therapy
Product Name             Dosage Form        Strength      (in $US)  Category
Stamlo 5 mg              Tablets            5mg             68,916  Cardiovascular
TOTAL                                                     $446,180

We do not view the foregoing sales to Iran or Sudan as material to the revenues in our API or Formulations segments, nor to our overall revenues. We have no contacts with Iran other than through our API segment, and have no contacts with Sudan other than through our Formulations segment.

We do not anticipate that our current or planned operations in Iran or Sudan will be material to the operations of the Company. We do not believe that our API marketing activities in Iran or our Formulations marketing activities in Sudan constitute a material investment risk for our security holders.

We acknowledge that:

o our company is responsible for the adequacy and accuracy of the disclosure in our SEC filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and

o our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any concerns or questions, please call me at the number listed above.

Respectfully submitted,

Dr. Reddy's Laboratories Limited


By:     /s/ V. Viswanath
    ----------------------
       V. Viswanath
       Company Secretary